September 12, 2008

Ms. Linda Van Doorn
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 5546
Washington, D.C. 20549-5546

Re:    Gateway Tax Credit Fund III, Ltd (the “Company”)
Form 10-K for fiscal year ended March 31, 2007
File No. 0-21762

Dear Ms. Van Doorn:

Please consider this a supplement to the correspondence dated August 29, 2008 regarding the Company’s request for reconsideration of a financial disclosure matter.  The use of capitalized terms herein are as defined in that August 29, 2008 correspondence.

On September 2, 2008, I received a phone call from Mr. Howard Efron, Staff Accountant, Division of Corporation Finance.  Mr. Efron indicated that upon initial review of the August 29, 2008 correspondence, a question the Staff raised on the June 12, 2008 telephone conference discussion amongst various Staff, Company representatives and representatives of the Company’s independent registered public accounting firm, Reznick Group, P.C. (“Reznick”), was not specifically addressed.  Mr. Efron requested that the August 29, 2008 correspondence be supplemented or amended to include a response to the following question.  Why was the scope of the report of the  independent registered public accounting firm engaged by the Company, which for certain fiscal years of the Company prior to March 31, 2007 had referenced individual series, changed for the year-ended March 31, 2007 in such a manner as to reference only the Company?

Response:

For the fiscal year ending March 31, 2006, the Company changed its independent registered public accounting firm to Reznick.  The fiscal year-end March 31, 2006 and 2007 audit reports were prepared by Reznick based on the view that the Company was considered to be the registrant (reporting entity) and not the individual series therein, since the series are not separate legal entities.  Notwithstanding this position, Reznick revised the audit report language for the fiscal year-ended March 31, 2008 to include reference not only to the Company but to the series as well.  This change was made following our telephone conference discussions with the Staff and Reznick on June 12, 2008.

Once again, thank-you for your reconsideration of this matter and feel free to contact me directly to discuss this in more detail or to provide further clarification or explanation.  I can be reached at (727) 567-1684.

Sincerely,

/s/ Jonathan Oorlog
Jonathan W. Oorlog
Vice President - Chief Financial Officer
Raymond James Tax Credit Funds, Inc.
(the managing general partner of the Company)

Ms. Van Doorn
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
September 12, 2008

cc:          Mr. Kevin Woody
Branch Chief, Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 4561
Washington, D.C. 20549-4561

Ms. Louise Dorsey
Associate Chief Accountant, Division’s Office of the Chief Accountant
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 7561
Washington, D.C. 20549-7561

Mr. Dennis Muse, CPA
Reznick Group, P.C.
National Director of SEC Services
8045 Leesburg Pike, Suite 300
Vienna, VA  22182

Mr. James Caylor, CPA
Reznick Group, P.C.
Senior Manager
2002 Summit Blvd., Suite 1000
Atlanta, GA 30319